Lincoln Gold Corporation

EXHIBIT 99.4

Management Discussion and Analysis
All amounts are stated in CDN Dollars unless otherwise noted
THIRD QUARTER ended September 30, 2008.

December 1, 2008

President’s Message to Shareholders

Dear Shareholders:

During the third quarter the Company personnel concentrated on summarizing the drilling results that were produced from the drill program completed at the La Bufa property in Chihuahua, Mexico. Drilling of La Bufa began in early March and was completed in June. New drawings were completed and structures analyzed for the next drill program. As well during the quarter a limited amount of work was carried out on the Pine Grove property near Yerington, Nevada. JBR Consultants of Reno, Nevada carried out studies on the permitting requirements and overall planning of the various studies required for permitting. No work was performed at the Hannah. The JDS property was sold and a small NSR was retained. In October 2008, the Company entered into a letter agreement with LPT Capital Limited (“LPT”) to enter into a business combination and plan of arrangement (collectively, “Plan of Arrangement”), whereby LPT would acquire 100% of the common shares of the Company in exchange for shares of LPT. LPT is a listed company on the TSX-Venture Exchange. As of the date of this MD&A, the plan of Arrangement has been approved in principle by the TSX-Venture Exchange, and both the Company and LPT are working towards entering into a definite agreement on or before January 22, 2009.

No equity financings were completed during the quarter. Corporate expenditures have been kept to a minimum due to a lack of funds and a major downturn in the market.

Advancing the La Bufa property through the first phase of drilling was an important milestone in the Company’s agenda. This was done during the first two quarters of 2008. During the third quarter all drilling data was collected and analyzed. The mineralized structures in the south-east part of the property were intersected in all but 2 of the 12 holes that were drilled. The drilling that has been completed is intended to confirm the extension of the mineralized zones in the area to depth and along strike. It is well known that the mineralized zone that lies to the north east of the La Bufa claim produced 2 million ounces of gold and over 40 million ounces of silver during the late 1800s and early 1900s. This property, the Rosario/Nanking, is now under the control of Gammon Gold of Halifax. In addition there was production from the La Bufa area that Lincoln drilled but this production was limited in size and extent. The next program of drilling will take into account all this data. All of the assay results for the holes have been received and are posted on our website and news releases have been issued on the assays results.

At the Pine Grove an additional 189 claims were staked by Lincoln to expand the total land package to 189 unpatented lode claims, 1 placer claim, 2 patented millsite claims and 2 patented lode claims covering 6 square miles. Management wants to make sure that all potentially useful and valuable ground in the area is under our control. We are satisfied now that the Pine Grove area is under our control. Earlier in the year four large diameter holes were drilled for metallurgical test purposes. Two holes were drilled each on the Wheeler and Wilson claims. No metallurgical work has been completed on the core because of a lack of funds. We need to find out as soon as possible the recoveries that can be expected under heap leach conditions. Once

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Phone: 604 688-7377	Website: www.lincolngold.com

Lincoln Gold Corporation

this work is completed we can complete a scoping study and also start a plant design. A major drill program is planned to expand the resource.

We wish to thank the shareholders for their continued interest and support.

Respectfully submitted,

“Paul Saxton”

Paul Saxton
President, CEO and Director

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Phone: 604 688-7377	Website: www.lincolngold.com

Lincoln Gold Corporation

Management’s Discussion and Analysis (MD&A) supplements, but does not form part of the unaudited interim consolidated financial statements of the Company and the notes thereto for the period ended September 30, 2008. Consequently, the following discussion and analysis of the financial condition and results of operations for Lincoln Gold Corporation (“Lincoln Gold”, or the “Company”) should be read in conjunction with the unaudited interim financial statements for the three and six month periods ended September 30, 2008 and related notes therein, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

This discussion and analysis should also be read in conjunction with the consolidated audited financial statements of the Company for the year ended December 31, 2007, and the notes thereto. This discussion is meant to be an update of the Management Discussion and Analysis for the fiscal year ended December 31, 2007 and does not necessarily repeat information that has not significantly changed since the audited Annual Financial Statements were issued. The audited financial statements for the year ended December 31, 2007 including the notes thereto, and other information issued by the Company, can be found on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements contained in the following MD&A and elsewhere are considered forward-looking statements. Such statements include a number of unknown risks, uncertainties and other factors that may affect the performance of various programs underway and actual results of the programs may be materially different from any results expressed or implied. Readers are cautioned not to place undue reliance on the forward-looking statements put forward by the Company in light of the risks that are set out below.

Item 1.	Date: December 1, 2008

This management discussion and analysis, dated December 1, 2008, is to accompany the interim financial statements of the Company for the fiscal quarter ended September 30, 2008.

Item 2.	Overall Performance and Description of Business.

Lincoln Gold is a Canadian-based junior resource exploration company engaged in the exploration and development of base and precious metal resource properties located in Nevada, USA and Chihuahua, Mexico.

This is now the fifth year of exploration for the Company in its present form. Our exploration activities in general have resulted in the acquisition of two important projects, the Pine Grove in Nevada and the La Bufa in Chihuahua. The Company has explored and has had joint ventures on some of its other properties in Nevada with no exploration success. In 2006, the Company began a major exploration program at its La Bufa property in Chihuahua, Mexico. In addition, the Company has worked on drawing together a land package Pine Grove area of Nevada. Nearly 200 claims have been staked and other land has been purchased.

In 2006, the Company signed an option agreement with Almaden Minerals Ltd. to earn an interest in the La Bufa property, in Chihuahua, Mexico. The exploration program was started in mid 2006 but not enough work was completed to satisfy the requirements of the agreement before the anniversary date. A new exploration agreement was signed in April of 2007. The Company began a major drill program in the spring of 2008. Before the drill program started, the Company carried out a number of work programs on the property including geological mapping and soil and rock sampling. A total of 12 holes were drilled by the beginning of May 2008.

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Lincoln Gold Corporation

The Company has an operating office in Chihuahua City, which services its exploration in the Guadalupe area. The Company continues to look for exploration opportunities in Mexico.

During 2006, through negotiations with the various owners of properties, the Company acquired a number of claims in the Pine Grove area of Nevada near Yerington. Since that time the Company has added to the land package with the staking of 189 claims.

The Pine Grove property, located approximately 20 miles south of Yerington, Nevada, lies in a rich mineral district with a history of very high-grade mining. Significant gold mineralization is present on two of patented lode mining claims and one group of unpatented lode mining claims.

Gold was discovered on the patented claims, named the Wheeler and Wilson, in 1866. The area was mined extensively until 1872, with intermittent production until 1915. Underground mining on the Wilson and Wheeler mines produced approximately 240,000 ounces of gold from quartz veins in the sheared and altered granitic rocks to depths of 140 feet. The average grade of the ore was 1.36 ounces per ton with a cutoff grade of 0.5 opt. Gold mineralization has been identified in a 600-foot wide shear zone striking northwest and extending over one mile in length.

The Company’s other Nevada property – the Hannah – is located in northern Nevada in a historically rich mineral region. The Hannah was obtained through a joint venture with a local geologist/prospector and the JDS claims were staked by Lincoln and are 100% owned.

In its continuing effort to get listed on the TSX-V Exchange, in October 2008, the Company entered into a letter agreement with LPT Capital Limited (“LPT”) to enter into a business combination and plan of arrangement (collectively, “Plan of Arrangement”), whereby LPT would acquire 100% of the common shares of the Company in exchange for shares of LPT. LPT is a capital pool company incorporated in British Columbia and listed company on the TSX-Venture Exchange. As of the date of this MD&A, the Plan of Arrangement has been approved in principle by the TSX-Venture Exchange, and both the Company and LPT are working towards entering into a definite agreement on or before January 22, 2009. Upon completion of the Plan of Arrangement, LPT will hold all of Lincoln's interests in mineral properties and the resulting new company will be listed on the TSX-Venture Exchange as a Tier 2 mining issuer.

As part of the structuring of the outstanding share capital of LPT in connection with the Plan of Arrangement, LPT and Lincoln Gold agreed to a consolidation of LPT's outstanding common shares on a 1 new for 1.5 old basis. The issuance of 23,000,000 post consolidation LPT shares to Lincoln Gold’s shareholders under the Plan of Arrangement was negotiated on the basis of the consolidation having been completed. The consolidation is a condition to the closing of the Arrangement. In addition, the proposed private placement is structured on a post-consolidation basis. As part of the consolidation, in accordance with requirements of the TSX-Venture Exchange and in anticipation of the completion of the Plan of Arrangement, LPT will change its name to "Lincoln [Mining] Corporation".

Change in Functional and Reporting Currency

Effective January 1, 2008, the Company adopted the Canadian (CA) dollar as its functional and reporting currency, as a significant portion of its expenses, assets, liabilities and financing are denominated in CA dollars. All currency figures reported in these interim unaudited consolidated statements are reported in CA dollars, unless otherwise specified. Prior to January 1, 2008, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in the United States (US) dollar. The related financial statements and corresponding notes prior to January 1, 2008 have been restated to CA dollars for comparison to the 2008 financial results.

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Phone: 604 688-7377	Website: www.lincolngold.com

Lincoln Gold Corporation

Item 3.	Annual Information

We have summarized selected quarterly information from the Company’s financial statements, which are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

	Three month periods ended September 30,			Nine month periods ended September 30,

	2008	2007	2006	2008	2007	2006
		restated	restated		restated	restated
Exploration expenses	$97,755	$197,447	$69,335	$1,888,652	$286,228	$100,078
Administrative expenses	102,916	389,025	35,788	479,107	501,030	181,561

Loss before other items	(200,671)	(586,472)	(105,123)	(2,367,759)	(787,258)	(281,639)

Interest income	157	1,999	1,166	668	3,247	2,224
Loss on disposition of equipment	(809)	-	-	(809)	-	-
Gain on settlement of debt	46,667	-	-	46,667	-	-
Loss and comprehensive loss for the
period	$(154,656)	$(584,473)	$(103,957)	$(2,321,233)	$(784,011)	$(279,415)

Loss per share

Basic and diluted	$(0.00)	$(0.01)	$(0.00)	$(0.04)	$(0.02)	$(0.01)

Item 4 and 5.	Results of Operations, Quarterly Results

Operations

United States, Nevada - Pine Grove Property

Pursuant to an agreement dated July 13, 2007, Lincoln entered into a mining lease with the Wheeler Mining Company, the owner of the claims at the Pine Grove area just south of Yerington, Nevada comprising the Wheeler patent and the Wheeler Millsite patent claims. This lease has a 15 year term, with an option to extend the lease for each subsequent year that the underlying claims are in commercial production. The terms of this agreement include advance royalty payments of US$10,000 in the first year, and US$30,000 per year in subsequent years, along with a sliding scale net smelter return royalty ranging from 3% at a gold price of US$450 to 7% at a gold price of US$701. Under the terms of this agreement, Lincoln is obligated to deliver a feasibility study within 24 months.

Pursuant to an agreement dated July 25, 2007, Lincoln purchased from Harold Votipka the Harvest lode claim, the Winter Harvest lode claim, and the Harvest fraction lode claim, described in the table and map below. The purchase price was US$12,000 and includes a 5% royalty on production.

Pursuant to an agreement dated August 1, 2007, Lincoln entered into a mining lease option with Lyon Grove LLC, the owner of the claims comprising the Wilson patent claim described in the table and map below. This lease has a 15 year term, and can be extended for ten additional 1 year terms at Lincoln’s option on the condition that Lincoln is conducting exploration, development or mining activities on the property. Lyon Grove LLC also has the option to require Lincoln to purchase their entire interest in the property (except for the royalty, described below) for the purchase price of $1,000. The terms of this agreement include advance royalty payments of US$10,000 in the first year, and US$25,000 per year in subsequent years, along with a sliding scale net smelter return royalty ranging from 3% at a gold price of US$450 to 7% at a gold price of US$701. This agreement includes a 6 square mile area of interest that includes a 5% net smelter royalty payment on any new claims put into production.

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Phone: 604 688-7377	Website: www.lincolngold.com

Lincoln Gold Corporation

Subsequent to the signing of these agreements the Company has staked 189 claims and the total area covered is now 6 square miles. A resource estimate has been completed by MineFill Services and this report, which is to NI43-101 standards, is filed on SEDAR.

The 2007 - 2008 Program at Pine Grove

The following disclosure on the Pine Grove project is based on the NI 43-101 compliant technical report dated September 30, 2008, prepared by David M. R. Stone of Minefill Services, Inc.

The Pine Grove project is located 20 miles due south of Yerington, Nevada via State Highway 208 (paved) to the East Walker Road (gravel) to the Pine Grove Canyon drainage.

Based on the information compiled to date, the Technical Report concluded that the Pine Grove project appears to offer significant potential for re-activating a historical mining district. The Technical Report further concluded and recommended that, before a decision can be made, additional data collection and verification is warranted, as follows:

Phase 1 - Exploration

Lands – additional claims - $30,000
Photogrammetry – stereo orthophotos and digital topography - $30,000
Reverse circulation drilling - $450,000
48 vertical holes at Wheeler – 14,000 ft.
33 vertical holes at Wilson – 9,000 ft.
Total = 65 holes for 23,000 ft. at an all-in cost of $19.68/ft.
Assaying – 4600 samples - $90,000
Contract geologist - $150,000
Drill pads and reclamation work - $65,000
GIS work - $10,000
Resource update - $25,000

Total Phase 1 Budget - $850,000

Objective for Phase 1 – to confirm the grades and continuity of mineralization per the Teck drilling and resource estimate, and to test the lateral margins of the deposits at Wilson and Wheeler. Should the results prove positive, then the project should be advanced to Phase 2.

Phase 2 – Metallurgical Assessment

Metallurgical investigation - $100,000
Bottle roll tests
Column leach tests
Environmental characterization

Total Phase 2 Budget - $150,000

Phase 3 – Feasibility

  Environmental Studies - $100,000
  Archeological Work - $25,000
  Engineering Design and cost estimate - $75,000
  Report Writing - $45,000

Total Phase 3 Budget - $245,000

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Phone: 604 688-7377	Website: www.lincolngold.com

Lincoln Gold Corporation

Total Budget Phases 1, 2 and 3 - $1,245,000

The property area has had production from the mid 1860’s to about 1915. It has been reported that approximately 240,000 ounces at a grade of 1.36 opt were mined over this period. In the early 1990’s Teck Resources Ltd drilled 185 holes on the Wilson and Wheeler properties. In 2006 Lincoln began to acquire control of the properties in this area.

There is no assurance that further exploration will result in a final evaluation that a commercially viable mineral deposit exists on this mineral property. Lincoln anticipates that it will require additional financing in order to pursue full property exploration. Lincoln does not have sufficient financing to undertake full exploration of these mineral claims at present and there is no assurance that we will be able to obtain the necessary financing.

Teck’s Drilling

In 1990 and 1991, Teck Resources Inc. drilled both properties by reverse circulation methods. The tightest drilling was on 100-foot centers and ranged up to 200 feet. Significant gold mineralization occurs in multiple, stacked, east-dipping and irregular shaped pods that range in thickness from 10 feet to over 50 feet and extend to over 300 feet in depth.

Drilling to Test Three Targets

Lincoln Gold is planning a drill program to test three target areas that surround and are adjacent to the Wilson and Wheeler claim blocks. The program is planned to start in early 2009, if funding becomes available. This is part of the Phase 1 program noted above. In addition, the Company has drilled 1000 feet of large-sized, PQ core holes to obtain material for metallurgical test work as noted above in Phase 2. The drilling was completed as part of Phase 2. Phases 1, 2 and 3 programs can be initiated separately or all together. All three programs are necessary for a feasibility study to be undertaken.

High-grade gold was discovered in 1866 and was mined by underground methods from the Wheeler and Wilson mines until 1872 with intermittent production until 1915. The mines produced approximately 240,000 ounces from quartz veins and stockworks in sheared and altered granitic rocks to depths of 140 feet. From 1989 to 1991, Teck Resources Inc. drilled the mineralized zones for open-pit potential using reverse circulation methods. At present, there are at least 192 surface drill holes in the property to include 29 district exploration holes, 99 holes in the Wheeler deposit, 62 holes in the Wilson deposit, and 4 metallurgical core holes recently completed by Lincoln Gold. There are an additional 17 underground drill holes.

Gold resources (NI 43-101 compliant) in the Wheeler and Wilson deposits together are estimated by MineFill Services Inc. at 6.06 million tons grading 0.053 opt (1.65 g/t) gold at a cutoff grade of 0.010 opt (0.31 g/t) gold (assays capped at 0.500 opt (15.5 g/t) gold) containing approximately 320,000 ozs gold. These are classed as inferred resources. Additional drilling is planned to reaffirm these resources and to offset past exploration holes on adjacent claims. Please refer to our 43-101 report which has been filed on SEDAR.

Lincoln staked an additional 99 lode claims which has doubled the Company’s land position in the Pine Grove mining district, approximately 20 miles south of Yerington, Lyon County, Nevada. Lincoln now owns 192 lode claims and two patented claims. The Company’s property position now covers over 6 square miles.

The deposit offers potential for open pit mining with the thickest and highest grade portion near surface. Processing is expected to be by heap leach.

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Phone: 604 688-7377	Website: www.lincolngold.com

Lincoln Gold Corporation

Lincoln is in the process of advancing the property to feasibility. The Company has contracted JBR Environmental Consultants in Reno, Nevada to guide the Company through permitting for feasibility and eventual development, and production. JBR will also assist with permitting for infill drilling, where necessary, and exploration drilling. This year, Lincoln drilled four large-diameter core holes for metallurgical samples. The core is stored in Yerington and is planned to be tested by McClelland Laboratories in Reno, Nevada. An aerial photography contractor has been selected for construction of a new topographic base map. The base map will be suitable for resource evaluation, engineering, permitting, and mining and processing operations.

Mexico, Chihuahua State - La Bufa Property

The La Bufa Project is located in the far southwest corner of the state of Chihuahua, Mexico near the town of Guadalupe y Calvo about 300 kilometers from the city of Chihuahua and 200 kilometers from the town of Hidalgo de Parral. The project is within the Guadalupe y Calvo Mining District and lies within the Sierra Madre Occidental physiographic province. The La Bufa project is comprised of three contiguous mineral concessions totaling approximately 2,291.26 hectares and is held by Lincoln Gold through letters of intent to joint venture and joint venture agreements with Almaden Minerals and their wholly owned Mexican subsidiary Minera Gavilan, S.A. de C.V. The La Bufa Property surrounds mineral concessions of approximately 439.24 hectares held by Gammon Gold where the Rosario Vein was discovered in 1836 and where nearly all of the historic production from the district was derived.

Minera Gavilan, S.A. de C.V., a Mexican corporation holds 100% title to the Property and is a wholly owned subsidiary of Almaden Minerals Ltd., a British Columbia corporation with an office at 1103 West Pender Street, Vancouver, B.C., Canada V6C 2T8. Lincoln Gold controls the La Bufa Property through an August 8, 2005 “Letter of Intent to Joint Venture” and an April 12, 2007 Joint Venture Agreement with Minera Gavilan and Almaden Minerals. The agreement allows Lincoln Gold to earn a 60% interest in the Property over a period of four years using a combination of stock and work commitments.

The La Bufa exploration concession is located in the southwest extremity of the state of Chihuahua, Mexico and is centered on the small town (mining district) of Guadalupe y Calvo in the Sierra Madre Occidental. The single exploration concession adjoins and surrounds other concessions within the district. Net area is 2,291.26 hectares (approximately 5,661.7 net acres). The nearest commercial airport is in the city of Chihuahua, 480 km by road from the property. All-season vehicle access to the property is excellent. The town of Guadalupe y Calvo is the terminus of the paved, well-maintained Mexico Highway 24 which winds 270 kilometers from mining town of Hidalgo del Parral to the northeast. Access on the concession is via dirt roads.

Exploration Programs at La Bufa

The La Bufa Property is in the early stage of exploration and presently contains no known gold or silver resources. There is no plant or equipment on the Property. The concessions encompass the town of Guadalupe y Calvo. Potential for gold-silver veins exists primarily along the eastern side of the town in low, forested and brush-covered hills.

In 2006, the Company conducted aerial photography over the entire district for the purpose of generating a topographic base map suitable for detail geologic mapping. A Mexican survey crew was contracted to survey control points required to produce the topographic maps. However, snow delayed the survey crew from access to the survey area. Surveying was completed after the snow melted.

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Phone: 604 688-7377	Website: www.lincolngold.com

Lincoln Gold Corporation

In March of 2008 drilling commenced on the La Bufa property. A total of 12 holes were completed by June 3. Assays received to date have been published in news releases and include the following:

		FROM-TO	INTERCEPT	AU	AG	CU	PB	ZN
HOLE	ANGLE	meters	meters	gpt	gpt	ppm or	ppm or	ppm or
NO.						%	%	%

LB-01	-45°	94.50-97.00	2.50	4.12	281	397	561	764
LB-02	-45°	73.15-76.20	3.05	1.07	5.00	161	96	309
LB-03	-45°	172.22-173.72	1.50	10.70	516	0.50%	2.54%	2.42%
LB-04	-45°	199.90-201.35	1.45	0.727	33.8	129	631	881
LB-05	-60°	152.40-153.93	1.53	1.37	10.7	289	0.27%	0.41%
LB-06	-45°	50.29-51.79	1.50	3.91	110	868	510	413
LB-07	-60°			Low	Low
LB-08	-45°			Low	Low
LB-09	-60°			Low	Low
LB-10	-60°	19.79-21.34	1.55	0.985	25.8	39	126	66
LB-11	-60°	51.82-53.32	1.50	0.549	37.8	44	126	66
		288.51-290.06	1.55	0.064	23.6	1.13%	3.69%	6.48%
LB-12	-45°	38.10-39.60	1.50	1.13	28.9	10	71	54
		39.60-41.14	1.54	4.07	75.0	137	114	49

Angle core drilling is focused on steeply dipping quartz veins and stockwork zones which extend onto the La Bufa property from the Rosario gold-silver vein system to the north. Assays have been received from the holes of which two holes contain encouraging results listed above.

Gold-silver mineralization occurs in veins and stockwork hosted in felsic tuffs which overly granitic intrusive rocks. Similar quartz vein and stockwork zones are present in other core holes.

This year, Lincoln drilled 12 angle core holes totaling 4,811 meters across the Rosario gold-silver vein system. The widely spaced holes are generally 100 to 150+ meters apart and most were drilled in two-hole “fences” at -45° and -60°. Drilling was designed to determine the most favorable portions of the vein system in the southern part of the La Bufa property. All assays have been received. Encouraging results were received over 400 meters of vein system strike. The best four core holes include 2.5 m @ 4.12 gpt Au + 281 gpt Ag, 1.5 m @ 10.70 gpt Au + 516 gpt Ag, 1.5 m @ 3.91 gpt Au + 110 gpt Ag, and 1.54 m @ 4.07 gpt Au + 75 gpt Ag (not true thicknesses). The best hole drilled by a previous operator in the same area encountered 1.62 m @ 9.00 gpt Au + 447 gpt Ag plus 1.61 m @ 8.70 gpt Au + 503 gpt Ag (not true thicknesses). Gold-silver mineralization occurs in quartz-breccia veins and stockworks hosted in “Lower Volcanics” (tuff) which overlie granitic rocks. Gammon Gold Inc. continues to aggressively drill the adjacent Rosario mine property with a 50,000 m core drilling program and an accelerated “scoping study.”

The Company has spent well over the $1,250,000 required to be spent by April 12, 2009 for the first two work programs. The next phase of exploration expenditures of $1,000,000 is required to be completed by April 12, 2010. This next program has not been planned at this time and will not be until the results of the 2008 program have been studied in more detail. It is expected however that the next exploration program will include mapping and sampling on the northwest section of the claim block as well as a drill program in that area as well. The timing of this work is for late 2009 and/or early 2010.

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Phone: 604 688-7377	Website: www.lincolngold.com

Lincoln Gold Corporation

United States, Nevada - JDS Property

Lincoln was the owner of the seventy-seven (77) unpatented lode claims comprising the JDS project which covers approximately 1,540 acres (2.04 sq miles). Lincoln staked and recorded the mineral claims, which are located in Sections 14, 15, 22, 23 26 & 27 T25N R50E of Eureka County, Nevada. These mineral claims were registered in Lincoln’s name and are not subject to underlying lease payments or royalties. The JDS property was subject to annual claim maintenance fees payable to the BLM and Eureka County.

As noted in last quarters report these claims were not critical to the Company and may be dropped. In fact the Company decided to drop these claims and retained a small NSR. JDS was sold to Carlin Gold US Inc. for US$1000. Lincoln retains a 2% NSR; Carlin has a 1% NSR buy down option for US$1.0 million.

Financial results

The unaudited consolidated financial statements for the three and nine month periods ended September 30, 2008 and 2007 summarize the financial impact of our financings and investments. This discussion is meant to provide information not included in the financial statements and an explanation of some of the financial statement information.

	Quarters Ended
	September 30	June 30	March 31	December 31	September 30	June 30	March 31	December 31
	2008	2008	2008	2007	2007	2007	2007	2006
				restated	restated	restated	restated	restated

Exploration expenditures	$97,755	$1,122,931	$667,966	$109,003	$180,965	$39,177	$13,992	$31,245
Administrative expenses	83,990	154,580	160,063	254,565	408,640	103,210	41,274	157,277

Net loss before other items	$(181,745)	$(1,277,511)	$(828,029)	$(363,568)	$(589,605)	$(142,387)	$(55,266)	$(188,522)

Other items	(18,808)	(57,646)	(3,391)	(1,736)	(1,135)	(2,078)	(3,215)	(5,794)

Loss	$(200,553)	$(1,335,157)	$(831,420)	$(365,304)	$(590,740)	$(144,465)	$(58,481)	$(194,316)

The Company’s operations during the three and nine month periods ended September 30, 2008 produced a net loss of $154,656 and $2,321,233 or $0.003 and $0.04 per share, respectively, compared to a net loss of $584,473 and $784,011 or $0.01 and $0.02 per share, respectively, for the same period in 2007. As the Company does not own any revenue-producing resource properties, no mining revenues have been recorded to date. The decrease in net loss over the same period last year is largely due to decreased activities in all areas including investor relations activities, legal fees, consulting costs, and travel expenses. In addition there was a decrease in foreign exchange loss, management and professional fees, and a gain in settlement of debt. Regulatory and shareholder service costs were down as were consulting services. Management services were down while office fees associated with running the Vancouver operation were lower as well.

During the three and nine month periods ended September 30, 2008, the Company had increased exploration expenditures in Mexico at the La Bufa, and in the United States at the Pine Grove property, while there were no significant exploration expenditures in the previous year.

During the quarter ended September 30, 2008, the Company had decreased exploration expenditures because of no drilling at La Bufa in Mexico and as well the Company carried out no exploration work at the Pine Grove Property. Shareholder service and regulatory costs decreased in the period ended September 30, 2008 to $5,111 from $5,982 in 2007. The change was primarily due to decreased amounts of work being performed in this quarter on exploration

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Phone: 604 688-7377	Website: www.lincolngold.com

Lincoln Gold Corporation

related matters. Shareholder service costs include such services as regulatory fees, and shareholder costs associated with the transfer agent. Management fees in the quarter ended September 2008 of $17,500 was up from the previous year’s quarter of $13,968. This all reflects on an exploration and development company that was relatively busy in the first half of 2008 in Mexico as compared to the previous year. Travel costs were down significantly from last year which reflects in reduced travel to Mexico. Investor relations costs were down to $8,614 in 2008 from $9,870 in 2007 reflecting slightly less activity in this area.

Overall there was a significant decrease in administrative activities and corresponding costs to support the operations and exploration during the three months period ended September 30, 2008. This reflected in increases in all areas, including management fees, office expenses, professional fees, foreign exchange loss and regulatory services. There was no stock based compensation during the quarter. There was no acquisition of capital equipment.

Item 6 and 7.	Liquidity, Financial Position and Capital Resources

Liquidity
At September 30, 2008, the Company had cash of $2,100 and a working capital deficiency of $1,981,478, as compared to cash of $123,201 and a working capital deficiency of $71,665 at December 31, 2007.

	As at September 30,	As at December 31,
	2008	2007
		restated
Current assets	$24,117	$239,232
Equipment	13,035	27,602
Deferred financing costs	-	19,900
Total assets	$37,152	$286,734

Current liabilities	$2,005,595	$310,897
Total liabilites	$2,005,595	$310,897

Stockholders' deficiency	$(1,968,443)	$(24,163)

Working capital	$(1,981,478)	$(71,665)

The Company’s operations used $62,996 and $1,000,940 in cash during the three month and nine month periods ended September 30, 2008, respectively, as compared to $361,291 and $515,788 in 2007. The increase in cash used in operations is due to additional expenditures incurred in the exploration of the Company’s Pine Grove and La Bufa properties.

Cash used in investing activities for the three and nine month periods ended September 30, 2008 relates to the purchase and disposition of fixed assets.

Financing activities raised $30,000 and $874,791 in cash during the three and nine month periods ended September 30, 2008, respectively, for a total of $874,791, as follows: (i) the Company completed private placements for net proceeds of $279,791; (ii) proceeds of $300,000 from notes payable and; (iii) proceeds of $295,000 from convertible loans.

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Phone: 604 688-7377	Website: www.lincolngold.com

Lincoln Gold Corporation

Capital requirements and resources
The Company as such does not have any revenue producing assets and as such relies on the equity markets for funding. This includes the raising of funds by way of the sale of shares. The Company has accumulated a large amount of debt that has to be settled. In addition the Company has a program of work that it would like to complete over the next 12 to 18 months as well as administrative costs to cover. The work program will involve the Pine Grove property and the La Bufa property. See above for details of work on both projects. The Company will need to raise about $3 million to cover the costs of debt and carry out the next work program and cover administrative costs. Plans are underway to raise these funds over the next 3 to 4 months.

Item 9.	Transactions with related parties

During the period ended September 30, 2008, the Company paid management fees and consulting fees of $36,021 (2007 – $9,291) and rent, included in office, of $1,539 (2007 - $1,991) to the Vice President of the Company and management fees of $48,417 (2007 - $18,466) to a company owned by the President of the Company and consulting fees to $12,263 (2007 - $nil) to the CFO of the Company.

As at September 30, 2008, the Company owed $82,754 (2007 - $4,412) to various directors and officers of the Company which is included in accounts payable. Subsequent to the quarter end, the Company signed an agreement whereby the $76,954 of the amounts due to directors and officers would be settled as $21,579 and the issuance of 1,107,500 shares of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Item 11.	Proposed Transactions

LPT Capital Ltd. – Qualifying transaction
On October 7, 2008 the Company entered into a qualifying transaction with LPT Capital Ltd. (“LPT”). Under the terms of the agreement LPT will acquire 100% of the common shares from the shareholders of the Company and in return issue to the Company’s shareholders 23,000,000 LPT shares at a price of $0.30 per LPT share for a total value of $6,900,000 which will result in the Company shareholders holding at least 50% of the outstanding shares of LPT. The outstanding warrants of the Company will be converted into warrants of LPT based on the same share exchange ratio. All outstanding options of LPT and the Company will be cancelled with the exception of LPT’s agent options. Upon the signing of the agreement LPT advanced $25,000 to the Company

Debt Settlement
During October 2008, subject to the completion of the LPT agreement by February 28, 2009, the Company arranged to settle $1,555,813 of debt for the cash payment of $618,443 and the issuance of 18,747,400 shares of the Company. If the proposed LPT agreement does not complete by February 28, 2009, the settlement agreements become null and void.

Item 12.	Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expense during the reported periods. Actual results could differ from those estimates.

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Phone: 604 688-7377	Website: www.lincolngold.com

Lincoln Gold Corporation

Reference should be made to Note 2 - Significant Accounting Policies in the notes to the Company’s audited annual consolidated financial statements for the years ended December 31, 2007 and 2006 for more information concerning the accounting principles used in the preparation of the Company’s financial statements.

Item 13.	Changes in Accounting Policies including Initial Adoption

Financial instruments
The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires an increased emphasis on disclosing the nature and the extent of risk arising from financial statements and how the entity manages those risks. This section, together with Section 3863, “Financial Instruments – Presentation”, replaced Section 3861, “Financial Instruments –Disclosure and Presentation”. The adoption of these Sections has had no impact on the Company’s financial statements other than additional disclosure in Note 13 of the unaudited interim consolidated financial statements of the Company for the quarter ended September 30, 2008.

The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives. The adoption of the Section has had no impact on the Company’s financial statements.

Other accounting implications arising upon the adoption of Section 3855 include the use of the effective interest method (“EIM”) for any transaction costs or financing fees earned or incurred for financial instruments measured at amortized cost. Where debt maturity is on demand or related to a financing, maturity is assumed to be one year from the date of issue.

Capital disclosures
The AcSB issued CICA Handbook Section 1535, Capital Disclosures, which establishes standards for the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Other than the additional disclosure in Note 5, the adoption of this section has had no impact on the Company’s financial statements.

Foreign currency translation
Effective January 1, 2008, the Company adopted the Canadian (CA) dollar as its functional and reporting currency, as a significant portion of its expenses, assets, liabilities and financing are denominated in CA dollars. All currency figures reported in these interim unaudited consolidated statements are reported in CA dollars, unless otherwise specified. Prior to January 1, 2008, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in the United States (US) dollar. The related financial statements and corresponding notes prior to January 1, 2008 have been restated to CA dollars for comparison to the 2008 financial results. Using the current rate method the result of this change was an opening adjustment to accumulated other comprehensive income of $5,159.

Monetary assets and liabilities denominated in currencies other than CA dollar are translated at exchange rates in effect at the balance sheet dates. Other non-monetary balance sheet items denominated in currencies other than CA dollar are translated at the rates of exchange in effect at the time the items arose. Revenue and expenses are translated at the exchange rates in effect at the time of the transaction. Gains and losses arising from fluctuations in exchange rates are included in operations for the periods in which they occur.

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Phone: 604 688-7377	Website: www.lincolngold.com

Lincoln Gold Corporation

Assessing going concern
The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

Recent Accounting Pronouncements

Goodwill and intangible assets
The Company will adopt the new standard Goodwill and Intangible Assets (Section 3064) for its fiscal year beginning January 1, 2009. This Section replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

International financial reporting standards (“IFRS”)
In addition to the above new accounting pronouncements the Canadian Accounting Standards Board ("AcSB") in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Item 14.	Financial Instruments and Other Instruments

Fair value
The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, convertible loans and notes payable. The Company classifies its cash as held-for-trading and receivables are classified as loans and receivables. Accounts payable and accrued liabilities, convertible loans and notes payable are classified as other financial liabilities and are measured at amortized cost.

The fair value of cash, receivables and accounts payable and accrued liabilities approximates their carrying value. The fair value of the convertible loans and notes payable have not been determined as no public market information is available for these types of financial instruments and it is not practicable to do so.

Foreign exchange risk
The Company’s operations in the United States and Mexico expose the Company to foreign exchange risk. The Company is subject to currency risk due to the fluctuations of exchange rates between the Canadian and U.S. dollars, as well as the Canadian dollar and Mexican pesos. The Company does not enter into derivative financial instruments to mitigate this risk.

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Phone: 604 688-7377	Website: www.lincolngold.com
2730356.1

Lincoln Gold Corporation

Credit risk
The Company’s cash is held in large Canadian financial institutions. The Company does not have any asset-backed commercial paper. The Company’s receivables consist of GST receivable due from the Federal Government of Canada. The Company maintains cash deposits with Schedule A financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

Interest rate risk
Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold and financial assets or liabilities with variable interest rates.

Liquidity risk
The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The Company’s plan to deal with its current capital deficiency is to settle debt with issuance of shares and to complete the agreement with LPT.

Price risk
The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of precious metals. The Company monitors precious metals prices to determine the appropriate course of action to be taken by the Company.

Item 15.	Capital Stock, Stock Options and Warrants

Common shares

Authorized capital: Unlimited common shares, no par value

In January 2008, the Company completed a private placement of 2,067,000 units at a price of $0.20 per unit for proceeds of $413,400. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of two years. The Company paid finder’s fees of $35,375 in relation to this private placement.

On May 14, 2008, the Company completed a private placement of 400,000 units at a price of $0.20 per unit for proceeds of $80,000. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of two years.

On May 21, 2008, the Company completed a private placement of 200,000 units at a price of $0.15 per unit for proceeds of $30,000. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 for a period of two years. The company paid finder’s fees of $30,563 in relation to these two private placements.

No equity financings were carried out in the third quarter.

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Phone: 604 688-7377	Website: www.lincolngold.com

Lincoln Gold Corporation

On April 14, 2008, the Company issued 200,000 shares valued at $31,000 for mineral property to Almaden Minerals Ltd. pursuant to the letter of intent dated August 5, 2007.

On July 31, 2008, the Company issued 450,000 shares to a lender pursuant to a promissory note dated June 16, 2008.

On August 27, 2008, the Company issued 583,334 shares valued at $40,833 pursuant to a settlement agreement of a liability valued at US$87,500, resulting in a gain of $46,667.

Subsequent to September 30, 2008, the Company entered into agreements to settle $937,370 of debt by the issuance of 18,747,400 shares of the Company, contingent on the completion of the proposed transaction with LPT by February 28, 2009.

Stock options

The Company has a fixed stock option plan. The stock option plan permits the directors of the Company to grant incentive options to the employees, directors, officers and consultants of the Company. The maximum number of shares issuable under the stock option plan is 2,500,000.

The following are outstanding at December 1, 2008:

Common shares	55,292,000
Shares issuable on the exercise of outstanding stock options	2,450,000
Shares available for future stock option grants	50,000
Shares issuable on the exercise of share purchase warrants	9,971,000

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Phone: 604 688-7377	Website: www.lincolngold.com